Exhibit (i)

October 6, 2015

Destra Investment Trust

One North Wacker, 48th Floor

Chicago, Illinois 60606

Re:	U.S. Tax Characterization of Income of a Certain Investment Trust

Dear Sirs and Mesdames:

You have asked our opinion regarding the U.S. federal income tax characterization of certain income recognized by the Destra Wolverine Alternative Opportunities Fund (the “Fund”), a series of the Destra Investment Trust (the “Trust”), in connection with its ownership of shares of Destra Wolverine Asset Subsidiary formed under the laws of the Cayman Islands (the “Subsidiary”). The Fund was established as a Massachusetts business trust pursuant to that certain Declaration of Trust, dated as of May 25, 2010, (the “Declaration of Trust”). Capitalized terms not defined herein shall have the meanings given to them in the Declaration of Trust.

Review and Reliance

In connection with rendering our opinion we have reviewed the following items (collectively, the “Transaction Documents”):

1.             the Declaration of Trust;

2.             that certain Prospectus for the Fund dated [date];

3.             that certain Statement of Additional Information in regard to the Fund dated [date]; and

4.             that Officer’s Certificate provided by an officer of the Fund investment advisor attached hereto and dated October 6, 2015.

Assumptions

In our examination, we have assumed (a) the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, facsimile, scanned or photostatic copies and the authenticity of the originals of such latter documents, (b) the conformance of all documents submitted to us in draft form to the final executed documents, and (c) that each of the parties to the Transaction Documents has and will fully comply with all of its obligations thereunder without amendment or waiver, and that there are not, and will not be, any agreements, arrangements or understandings among any of the parties other than those expressly set forth in the Transaction Documents.

Factual Background

It is our understanding based upon the information provided to us that:

The Fund is an actively managed, traditional open-end mutual fund that seeks to achieve long-term capital appreciation by investing in broad asset classes, including exchange-traded funds (“ETFs”), exchange-traded commodity linked instruments and commodity futures contracts (“Commodities Instruments”) through the Subsidiary, which is a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands, and cash equivalents. The Fund will not invest directly in Commodities Instruments. The Fund expects to gain exposure to Commodities Instruments by investing in the Subsidiary and ETFs.

The Fund’s investment in the Subsidiary may not exceed 25 percent of the Fund’s total assets. The Fund will have investment exposure to the following select asset classes through its investments in ETFs and in the Subsidiary: (a) U.S. equity securities, which will include small, mid and large capitalization companies; (b) non-U.S. equity securities, which will include emerging markets securities, European and Japanese equity securities and depositary receipts; (c) fixed income securities, which may include either variable or floating-rate instruments; (d) currencies; (e) real estate; and (f) commodities, which will include gold. The Fund will also invest in cash equivalents, which may include cash, money market funds, U.S. dollar-denominated high-quality money market instruments and other short-term securities.

The Fund is a series of the Trust, an investment company registered under the 40 Act. The Fund is treated as a separate fund with its own investment objective and policies. The Trust is organized as a Massachusetts business trust. Its board of trustees is responsible for the overall management and direction of the Trust. The board of trustees elects the Trust’s officers and approves all significant agreements, including those with the investment advisor, custodian and fund administrative and accounting agent.

The Fund intends to elect under section 851(b)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) to be a “regulated investment company” (as defined in Code section 851(a)) (“RIC”) for its first taxable year and to qualify for treatment as a RIC under Part I of Subchapter M of Chapter 1 of Subtitle A of the Code for its current taxable year and all future taxable years.

The Subsidiary was incorporated as an exempted company under the laws of the Cayman Islands on August 20, 2015, but has not yet been capitalized or issued any shares (other than subscriber shares issued to its incorporator). The Fund will capitalize the Subsidiary, and become its sole shareholder when the Subsidiary commences operations, and does not expect shares of the Subsidiary to be offered or sold to other investors. Under the laws of the Cayman Islands, an exempted company provides limited liability for all holders of shares, so that a shareholder’s liability is limited to the amount, if any, unpaid with respect to the shares acquired by the shareholder. The Subsidiary has filed a protective election, effective as of its date of formation, on Form 8832 to be classified as an association taxable as a corporation pursuant to Treas. Reg. § 301.7701-3.

It is expected that all the income of the Subsidiary will be “Subpart F income,” as defined in Code section 952.1  The Fund, as the “United States shareholder” of the Subsidiary, will be required under Code section 951(a)(1)(A)(i) to include in its gross income each taxable year the Subsidiary’s Subpart F income for that year, whether or not the Subsidiary distributes that income.2 The Subsidiary may, but need not, make cash distributions out of its earnings and profits (“E&P”) of any taxable year that are attributable to Subpart F income for that year. These distributions will generally be made toward the end of the taxable year to which those inclusions relate and will be made in the form of payments for redemptions of a portion of the Subsidiary’s shares held by the Fund as cash distributions.

Opinions

Based on the discussion, assumptions and representations referenced above, and subject to the limitations described in this opinion, we are of the opinion that:

1.	The inclusions recognized by the Fund by reason of its ownership of the stock of the Subsidiary pursuant to Code section 951 will be Qualifying Income (as defined below) for the purposes of Code section 851(b)(2) to the extent the Fund receives a distribution (including a redemption treated as a distribution) during that taxable year out of the Subsidiary’s E&P of that taxable year that is attributable to the amounts so included.

2.	The inclusions recognized by the Fund by reason of its ownership of the stock of the Subsidiary pursuant to Code section 951 should be Qualifying Income (as defined below) for the purposes of Code section 851(b)(2) to the extent the Fund does not receive a distribution during that taxable year out of the Subsidiary’s E&P of that taxable year that is attributable to the amounts so included.

Discussion

Income from CFCs Generally

Under Code section 951(a)(1)(A)(i), U.S. shareholders of a foreign corporation of which more than 50 percent of the total combined voting power of all classes of stock, or more than 50 percent of the total value of the stock, of the corporation is held or is considered as held by U.S. shareholders (a “CFC”) are generally required to include in their gross income their pro rata share of certain types of income of the foreign corporation in the year such income is earned whether or not such income is distributed to the U.S. shareholder (“Subpart F Inclusions”).3 A “U.S. shareholder” for these purposes is a shareholder that owns or is considered as owning 10 percent or more of the total combined voting power of all classes of stock of the relevant foreign corporation.4 The income required to be included in the U.S. shareholder’s income includes (among other things) insurance income, certain types of passive income (called foreign personal holding company income), foreign base company service income and foreign base company sales income.5

[1]	That section is within Subpart F of Part III of Subchapter N of Chapter 1 of Subtitle A of the Code (sections 951-65) (“Subpart F”).

[2]	“United States shareholders” is defined in section 951(b) of the Code.

[3]	I.R.C. § 951.

[4]	I.R.C. § 951(b).

[5]	I.R.C. § 952.

Foreign personal holding company income includes (among other things) dividends, interest, royalties, rents and annuities and the excess of gains over losses from the sale or exchange of property (i) which gives rise to dividends, interest, royalties, rents and annuities, (ii) which is an interest in a trust, partnership or REMIC, or (iii) which does not give rise to any income.6 Foreign personal holding company income under Code section 954(c) also includes the excess of gains over losses from commodities.7 For these purposes, commodities include tangible personal property of a kind that is actively traded or with respect to which contractual interests are actively traded.8 The Treasury has indicated that it is their intent to interpret the word “commodity” broadly in this context.9 Thus, a commodity that is actively traded is treated as a commodity whether or not it is traded on a regulated exchange.10

In general the character of the income included in the income of U.S. shareholders is not retained from the character of the income recognized to the CFC. For example, tax-exempt interest recognized to the CFC is included in gross income for the U.S. shareholder.11 However, the regulations create flow-through character treatment in limited circumstances. For example, for the purposes of determining whether a U.S. shareholder which is a domestic corporation is a personal holding company under Code section 542 and Treas. Reg. § 1.542-1, the character of the amount includible in gross income of such domestic corporation under this paragraph is determined as if such amount were realized directly by such corporation from the source from which it is realized by the controlled foreign corporation.12 There is no authority creating flow-through treatment for RICs in regard to the income inclusions from a CFC.13

[6]	I.R.C. § 954(c)(1).

[7]	I.R.C. § 954(c)(1)(C).

[8]	Treas. Reg. § 1.954-2(f)(2)(i).

[9]	TD 8618, Definition of a Controlled Foreign Corporation, Foreign Base Company Income and Foreign Personal Holding Company Income of a Controlled Foreign Corporation, 60 Fed. Reg. 46500 (Sept. 7, 1995).

[10]	Id.

[11]	Treas. Reg. § 1.954-2(b)(3). Prior to 1997, the regulations permitted a flow-through character treatment of tax-exempt interest. See CCA 200305016 (Jan. 10, 2002) (Chief Counsel denying a claim that the new regulations were invalid).

[12]	Treas. Reg. § 1.951-1(a)(3).

[13]	I.R.C. § 851(b)(2) does have specific flow-through character treatment for trusts and partnership.

Qualifying Income Requirements for RICs

Code section 851(b) provides that a corporation shall not be considered a RIC for any taxable year unless certain tests are satisfied. One test in particular requires that at least 90 percent of the RIC’s gross income be derived from “(A) dividends, interest, payments with respect to securities loans . . . and gains from the sale or other disposition of stock or securities (as defined in section 2(a)(36) of the Investment Company Act of 1940, as amended) or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies, and (B) net income derived from an interest in a qualified publicly traded partnership (as defined in subsection h)” (the “Income Test”).14 For purposes of this letter, income of a RIC that is described in Code section 851(b)(2) is referred to as “Qualifying Income.”

Code section 851(b) ends with a series of flush sentences that modify and clarify the meaning of the previous subparagraphs of Code section 851(b). The first sentence in the flush language currently reads:

For purposes of paragraph (2), there shall be treated as dividends amounts included in gross income under section 951(a)(1)(A)(i) or 1293(a) for the taxable year to the extent that, under section 959(a)(1) or 1293(c) (as the case may be), there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.

Thus, under the flush language of Code section 851(b), Subpart F Inclusions under Code section 951(a)(1)(A)(i) are treated as dividends for purposes of determining Qualifying Income.

A.	Definition of Security under the 40 Act

Under the Income Test, gain from the sale or other disposition of a “security” constitutes Qualifying Income. To determine whether a financial instrument constitutes a “security” for purposes of the Income Test, the statute requires that the definition contained in section 2(a)(36) of the 40 Act be applied.15

[14]	I.R.C. § 851(b)(2).

[15]	I.R.C. § 851(b)(2).

Section 2(a)(36) of the 40 Act defines the term “security” to mean:

any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.16

The Fund holds stock in the Subsidiary, which is classified as a security under the 40 Act.

B.	Legislative History of Code Section 851(b)(2)

In addition to considering the plain meaning of terms in statutory construction analysis, the courts and the Service also consider the legislative history of a statute in the analysis.17 The legislative history of Code section 851(b)(2) provides additional support for the conclusion that the income from the Subsidiary’s stock should be income derived in connection with the Fund’s business of investing in securities.

(1)	Tax Reduction Act of 1975

The flush language of Code section 851(b), described above which includes Subpart F Inclusions in Qualifying Income, was added in terms of its relevant substantive provisions by section 602 of the Tax Reduction Act of 1975 as part of a change to the way in which U.S. persons were taxed in regard to their interests in CFCs.

At the time the sentence was added, Code section 851(b)(2) only included within Qualifying Income “dividends, interest, and gains from the sale or other disposition of stock or securities.”18 In other words, at that time, income from a CFC would not be treated as Qualifying Income, unless the income was a dividend.

[16]	15 U.S.C. Section 80a-2(a)(36).

[17]	United States v. Health Possibilities, P.S.C., 207 F.3d 335, 338-39 (6th Cir. 2000). (“Our inquiry into legislative meaning is additionally aided by contemporaneous legislative history and the statutory context of the pertinent language.”); Rev. Rul. 2006-1, 2006-1 C.B. 261 (Service looks to legislative history of Code section 851(b)(2) in considering definition of security).

[18]	I.R.C. § 851(b)(2) (1975).

Ordinarily a dividend would mean a distribution of property out of a corporation’s earnings and profits.19

The inclusion for U.S. shareholders of CFCs occurs without regard to whether there is an actual distribution, so such inclusions could not meet the definition of “dividend” under Code section 316. Nevertheless, for the purposes of some Code provisions, CFC inclusions are treated as if they were dividends.20 Other than the sentence added to Code section 851(b) in 1975, there is no known direct authority for the treatment of Subpart F Inclusions as dividends for the purposes of Code section 851.21

If CFC inclusions are not treated as dividends, the focus of potential dividends from CFCs would shift to the point of distribution from the CFC. However, Code section 959(d) expressly provides that any distribution is not treated as a dividend if it is excluded from gross income because the amounts distributed are attributable to amounts previously included in income under Code section 951(a).

The existence of Code section 959(d) in 1975 means that the addition of the sentence treating such inclusions matched with distributions as dividends for the purposes of Code section 851(b) was an expansion, rather than a limitation, of the scope of Qualifying Income. Since Code section 851(b) at that time was itself so narrow, no inference should be drawn that there was Congressional intent to exclude any other income by means of the sentence in Code section 851(b) referring to Code section 951.

(2)	Tax Reform Act of 1986

The cross-reference to the 40 Act for the definition of the term “securities” in Code section 851(b)(2) and the reference to “other income” as Qualifying Income were added by section 653(b) of the Tax Reform Act of 1986 (P.L. 99-514) (the “1986 Tax Act”). Although the House, Senate and Conference committee reports do not provide a substantive discussion of the provision, there is evidence of Congressional intent provided in certain floor statements made and included as part of the Congressional Record and in the General Explanation of Tax Reform Act of 1986, prepared by the Staff of the Joint Committee on Taxation (the “Bluebook”).

[19]	I.R.C. § 316(a).

[20]	The House Ways and Means Committee Report on the Small Business Job Protection Act of 1996, in describing section 512(b)(17) (which excludes from dividend treatment certain Subpart F income attributable to insurance activities), states that “income inclusions under Subpart F have been characterized as dividends for unrelated business income tax purposes.” See also I.R.C. §§ 951, 904(d)(3)(G), 960(a)(1).

[21]	The legislative history to the original provisions of Subpart F included a statement that the inclusions are substantially equivalent to a dividend. S. Rept. 1881, 87th Cong., 2d Sess. (1962), 1962-3 C.B. 707, 794. Courts have sometimes relied upon this “dividend equivalence” in the legislative history. See, e.g., Limited, Inc. & Consol. Subs. v. Commissioner, 113 T.C. 169, 185 (1999), rev’d 296 F.3d 324 (6th Cir. 2002); Gulf Oil Corp. v. Commissioner, 87 T.C. 548, 571 (1986), aff’d in part, rev’d in part and remanded, 914 F.2d 396 (3d Cir. 1990) (“Subpart F treats the amount of the increased investment much like a constructive dividend to the U.S. shareholders.”). The Tax Court recently decided a case in which the central issue was whether Subpart F inclusions were actual dividends. The court concluded that they were not. Rodriguez v. Commissioner, 137 T.C. 174 (2011).

In September 1985, H.R. 3397 was introduced in the House of Representatives by Representatives Flippo, Kennelly and McGrath, and in introducing the bill, Mr. Flippo made several remarks. He noted that the legislation was introduced to “enable the industry to fully respond to the changing financial marketplace, to continue to act in the best interest of the mutual fund shareholder, and to provide the mutual fund shareholder, typically a middle-income American, the same opportunities available to the direct investor, who is generally wealthier than the average American.”22 He went on to note that “[m]utual funds, which are regulated by the Securities and Exchange Commission, should not be unduly restricted by outmoded provisions of the Internal Revenue Code.”23 In explaining the provision, he then stated that the bill “would amend section 851(b)(2) to make it clear that gains from the sale or other disposition of ‘securities’, as that term is defined in the Investment Company Act of 1940, would constitute qualifying income.”24

On March 7, 1986, Senator Armstrong introduced S.2155, which also contained the provision which cross-references the 40 Act for the definition of security. In his introductory remarks, Senator Armstrong noted that the bill was similar to H.R. 3397 but that there were “a few minor changes in this version of the bill, which were made in order to comply with recommendations of the Treasury Department, which has given its support for the bill.”25 He concluded his remarks by requesting that the Treasury Department’s letter concerning the bill and a section-by-section analysis be printed in the Congressional Record.26 The letter was addressed to Mr. Flippo from J. Roger Mentz, Acting Assistant Secretary of the Treasury (the “Treasury Letter”).27

The Treasury Letter noted that the listing of Qualifying Income under Code section 851(b)(2) “fails to include many types of investment-related income commonly received by RICs.”28 Thus, it goes on to state, the “Internal Revenue Service has often gone beyond the literal terms of the statute in order to give a reasonable interpretation of section 851(b)(2).”29 The Treasury Letter notes that the Service has “ruled privately that certain investment products will be treated as securities, gains from the sale or disposition of which will be qualifying income under section 851(b)(2),” citing G.C.M. 37233 (August 25, 1977) (options on securities); G.C.M. 38994 (January 21, 1983) (futures contracts on securities); and G.C.M. 39316 (July 31, 1984) (stock index futures, options on stock indexes, and options on stock index futures).30 Further, the Treasury Letter noted that “[d]espite the flexibility that has been shown by the IRS, RICs often can be certain of the treatment of various income items only by obtaining a private ruling from the IRS.”31

[22]	131 Cong. Rec. H7699 (Sept. 20, 1985) (statement of Rep. Flippo).

[23]	Id.

[24]	Id.

[25]	132 Cong. Rec. S2269 (Mar. 7, 1986) (statement of Sen. Armstrong).

[26]	Id.

[27]	Id.

[28]	Id.

[29]	Id.

[30]	Id.

[31]	Id.

The Treasury Letter also stated the following:

We believe it is essential that two limits on the activities of RICs be retained. First, income qualifying under section 851(b)(2) should be limited to income from property held for investment, as opposed to property held for sale to customers in the ordinary course of business. Second, income qualifying under section 851(b)(2) should be limited to income from stocks and securities, as opposed to other property. . . For example, under the second limit, we would generally not treat as qualifying income gains from trading in commodities, even if the purpose of that trading is to hedge a related stock investment.32

Although the Treasury Letter has been cited as part of the legislative history of the 1986 Tax Act,33 the prohibition in the Treasury Letter on trading in commodities has never been interpreted to prohibit a RIC from earning income from stock of a corporation that trades in commodities.

On the contrary, the Service has repeatedly issued private rulings recognizing that the income from a CFC may be “other income” for the purposes of Code section 851.34 Although such rulings may be relied upon for the purposes of establishing “substantial authority” for a position,35 they may not generally be relied upon by taxpayers other than the taxpayer requesting the ruling.36

[32]	Id.

[33]	See, e.g., Rev. Rul. 2006-1, 2006-1 C.B. 261, modified and clarified by Rev. Rul. 2006-31, 2006-1 C.B. 261.

[34]	See, e.g., PLR 201206015 (Feb. 10, 2012).

[35]	Treas. Reg. § 1.6662-4(d)(3)(iii).

[36]	I.R.C. § 6110(k)(3).

Economic Substance

Section 1409(a) of the Health Care and Education Reconciliation Act of 201037 (the “2010 Act”) codified the economic substance doctrine (the “ESD”) by adding section 7701(o) to the Code to set forth basic rules for applying the doctrine going forward and modifying Code section 6662(b) to add new penalties to encourage compliance with Code section 7701(o). These provisions are effective for transactions entered into after March 30, 2010.

Code section 7701(o)(5) describes the economic substance doctrine as “the common law doctrine under which tax benefits under subtitle A with respect to a transaction are not allowable if the transaction does not have economic substance or lacks a business purpose.” It is generally agreed that the codification of ESD was intended to both “clarify” the doctrine by resolving a conflict between various circuit courts by providing that ESD is a conjunctive (rather than disjunctive) test in which both business purpose and meaningful economics must be established and to “enhance” the doctrine by providing a new statutory standard for measuring profit potential.38

Code section 7701(o)(1) sets forth the conjunctive test for establishing compliance with ESD and reads as follows:

“In the case of any transaction to which economic substance is relevant, such transaction shall be treated as having economic substance only if -

(A) the transaction changes in a meaningful way (apart from Federal income tax effects) the taxpayer’s economic position, and

(B) the taxpayer has a substantial purpose (apart from Federal income tax effects) for entering into such transaction.”

Code section 7701(o)(5)(C) provides that the determination of whether ESD is relevant to a transaction is to be made in the same manner as if Code section 7701(o) had not been added to the Code.

Code section 6662(b)(6) imposes a 20 percent penalty on any underpayment attributable to tax benefits disallowed under Code section 7701(o) or a similar rule of law. The penalty is increased to 40 percent if the relevant facts affecting the tax treatment of any portion of the transaction are not adequately disclosed. This is a strict liability penalty in the sense that no exception is provided for reasonable cause or good faith.

[37]	Pub. L. No. 111-152, 124 Stat. 1029 (Mar. 30, 2010).

[38]	See, e.g., American Bar Association, Taxation Section Response to Request for Guidance on Implementation of Economic Substance Legislation, dated January 18, 2011 (“2011 ABA Report”) and New York State Bar Association Tax Section Report on Codification of the Economic Substance Doctrine, 2011 N.Y. St. B.A. Tax Sec. Rep 1228, issued January 5, 2011 (“2011 NYSBA Report”).

There is no “official” legislative history for the 2010 Act.39 There is a technical explanation that was prepared by the staff of the Joint Committee on Taxation (“JCT Report”),40 but such technical explanations are generally not considered part of the official legislative history.41 Nonetheless, both the 2011 ABA Report and the 2011 NYSBA Report reason that the JCT Report should be viewed as carrying relatively more weight since it was released prior to the vote on the 2010 Act. The JCT Report is helpful because it confirms that “if the realization of the tax benefits of a transaction is consistent with the Congressional purpose or plan that the tax benefits were designed by Congress to effectuate, it is not intended that such tax benefits be disallowed.”42 It also says that “the provision is not intended to alter the tax treatment of certain basic business transactions that, under long standing judicial and administrative practice are respected, merely because the choice between meaningful economic alternatives is largely or entirely based on comparative advantages. Among these transactions are (1) the choice between capitalizing an entity with debt or equity, . . . . and (4) the choice to utilize a related party entity in a transaction provided that the arm’s length standards of Section 482 and other applicable concepts are satisfied.”43

[39]	The 2011 ABA Report notes that: “Congress considered a variety of codification proposals over the decade leading up to the enactment of the 2010 Act, and numerous committee reports from the Senate Finance Committee and House Committee on Ways and Means, as well as technical explanations issued by the staff of the Joint Committee on Taxation, describe and analyze those proposals. In this regard, the report issued by the Committee on Ways and Means on October 15, 2009, in connection with its approval of H.R. 3200 (H.R. Rep. 299, pt. 2, 111th Cong., 1st Sess. (2009) referred to herein as “House Report”), was the most recent statement of that Committee’s motivations behind the economic substance legislation. Because that bill ultimately was not enacted, and because the economic substance legislation ultimately enacted contained several material differences from that approved by the Committee, the report may be persuasive, but cannot be considered “official” legislative history to the 2010 Act.”

[40]	Joint Committee on Taxation, Technical Explanation of the Revenue Provisions of the “Reconciliation Act of 2010,” as amended, in combination with the “Patient Protection and Affordable Care Act” (JCX-18-10) March 21, 2010.

[41]	See Estate of Hutchinson v. Commissioner, 765 F.2d 665, 669-70 (7th Cir. 1985) (reasoning set forth in Joint Committee on Taxation explanation “does not rise to the level of legislative history, because it was authored by Congressional staff and not by Congress. Nevertheless, such explanations are highly indicative of what Congress did, in fact, intend.”). See also, Bank of Clearwater v. United States, 55 AFTR 2d 1552 (Ct. Cl. 1985) (“Absent any definitive legislative history that is more revealing, the court believes it is proper nevertheless, in the absence of any comparable contrary assertions, to give substantial weight to this [Joint Committee on Taxation] Explanation.”); Robinson v. Commissioner, 119 T.C. 44, 73 (2002) (acknowledging that Joint Committee summary “is not the official legislative document” and “may not be a complete or thorough statement” of decisions made by a conference committee, but because it “was provided to the Members of the House and Senate for their reference before Congress enacted [the legislation] . . . it is part of the history of the legislation.”).

[42]	JCT Report at 152, n. 344.

[43]	Id. In addition, the JCT Report notes that codification is not intended to change the present law standards for determining when to utilize economic substance analysis or to alter a court’s ability to aggregate, disaggregate or otherwise re-characterize a transaction when applying ESD. JCT Report at 152-153. It also notes that the provision does not either require or establish a minimum return that will satisfy the profit potential test. JCT Report at 155.

The JCT Report is consistent with case law, which also provides that the ESD is intended to prevent taxpayers from “claim[ing] tax benefits that Congress did not intend to confer by setting up a sham transaction lacking any legitimate business purpose, or by affixing labels to its transactions that do not accurately reflect their true nature.”44 Thus, a tax benefit that Congress intends would not be the subject of the ESD.

The only precedential guidance issued to date regarding codified ESD and the related penalties is contained in Notice 2010-62, issued by the Service in September 2010.45 The Notice confirmed that: (i) where authorities in effect prior to the enactment of Code section 7701(o) determined that ESD was not relevant to whether certain tax benefits are allowable, the Service will continue to take the position that codified ESD is not relevant, but where authority one way or the other is lacking the Service expects case law on relevance to continue developing; (ii) the Service will continue to rely on principles established in relevant ESD case law when applying the business purpose and economic substance prongs of codified ESD; and (iii) in performing pre-tax profit vs. net tax benefit comparisons, except for requiring use of discounting principles, the Service will continue to rely on existing case law and published guidance. Unfortunately, the Notice also states that neither the Treasury Department nor the Service intends to issue general administrative guidance regarding the types of transactions to which ESD either does or does not apply and that the Service will not issue private letter rulings on that topic or on whether a transaction complies with Code section 7701(o) generally.46

Conclusions

1.             Based upon the flush language of Code section 851(b), Subpart F Inclusions required by section 951 will be treated as “other income” derived with respect to the Fund’s business of investing in stocks to the extent the Fund receives a distribution (including a redemption treated as a distribution) during that taxable year out of the Subsidiary’s E&P of that taxable year that is attributable to the amounts so included. This treatment is clearly within the intent of Congress as indicated by the addition of the flush language in Code section 851(b). Thus, under both the JCT Report and case law, the ESD would not apply.

[44]	BB&T Corp. v. United States, 523 F.3d 461, 471 (4th Cir. 2008). See also, Brown v. United States, 329 F.3d 664, 672 (9th Cir. 2003) (Courts do not invalidate claimed tax benefits if the form of the transaction yields tax benefits that are consistent with Congressional intent); Horn v. Commissioner, 968 F.2d 1229, 1236 (D.C. Cir. 1992) (“[T]he sham transaction doctrine seeks to identify a certain type of transaction that Congress presumptively would not have intended to accord beneficial tax treatment.”). Similarly, see Bohrer v. Commissioner, 945 F.2d 344, 347 (10th Cir. 1991).

[45]	2010-40 I.R.B. 411. The IRS LB&I Division issued “Guidance for Examiners and Managers on the Codified Economic Substance Doctrine and Related Penalties” on July 15, 2011 (the “Guidance”). The Guidance contains lists of times when the application of the ESD may or may not be appropriate. However, the Guidance is not in a form that may generally be relied upon by taxpayers.

[46]	In several private letter rulings issued in February 2011, the Service included the statement that “No opinion is expressed as to whether the transaction meets the requirements of Section 7701(o) of the Code relating to economic substance.” See PLRs 201105002, 201105006, and 201105007.

2.             Based upon the language of Code section 851(b)(2)(A) and the legislative history of the 1975 and 1986 Tax Acts, Subpart F Inclusions which are not matched with distributions attributable to the amounts so included should be “other income” derived with respect to the Fund’s business of investing stock. This treatment is within the intent of Congress as indicated by legislative history. Thus, under both the JCT Report and case law, the ESD would not apply.

Limitations

Our opinion is based on relevant authorities and law, all as in effect on the date hereof. Consequently, future changes in the relevant authorities and law may cause the tax treatment to be materially different from that described above. Our opinion represents only our legal judgment and, unlike a tax ruling, is binding neither on the Service nor a court of law and has no official status of any kind. The Service or a court of law could disagree with the opinion expressed herein. Although we believe that, in a properly presented case, the opinion expressed herein would be found to be correct if challenged, there can be no assurance that this will be the case.

These opinions, as qualified and limited herein, are strictly limited to the characterization of the transactions described in the Factual Background above for U.S. federal income tax purposes, and we express no opinion with respect to any other considerations which may arise relating to the transaction, any other taxes or any other matters arising under United States federal, state, local or foreign law.

This opinion is limited in scope. There may be material issues affecting the transaction that are not discussed herein. This opinion cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on the taxpayer unless the issues are specifically addressed by the opinion.

Sincerely,

Chapman and Cutler llp

PDC